Exhibit 99.1

AirNet Announces Purchase of Cryptocurrency Mining Machines and Lease of Office Space in the U.S.

HOUSTON, Jan. 27, 2022 /PRNewswire/ -- AirNet Technology Inc., formerly known as AirMedia Group Inc. (“AirNet” or the “Company”) (Nasdaq: ANTE), today announced the entry into an equipment purchase agreement for the purchase of 4,800 Bitmain Antminer S-19 XP miners with an intended delivery in equal monthly installments of 800 units in the second half of 2022 in the United States. The aggregate purchase price for these miners is approximately US$60 million (subject to potential adjustments based on the hash rate of the delivered units), for which the Company’s business partner, Foundry Digital LLC will provide financing through its Foundry X.

To accommodate its increasing scale of operations in the United States, the Company entered into a lease agreement for a term of three years, pursuant to which the Company agreed to lease approximately four acres of land including approximately 22,603 square feet of office space in Houston, Texas.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements are based upon management’s current expectations and current market and operating conditions, and involve inherent risks and uncertainties, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause its actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this announcement is as of the date of this announcement, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Company Contact

Yan Liu

Director, Investor Relations

AirNet Technology Inc.

Tel: +86-10-8460-8678

Email: ir@ihangmei.com